Filed Pursuant to Rule 424(b)(3)
Registration No. 333-278849

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated May 15, 2024)

Lionsgate Studios Corp.

26,207,557 Common Shares

This Prospectus Supplement supplements the Prospectus dated May 15, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-278849) (the “Registration Statement”) filed by Lionsgate Studios Corp. (“LG Studios”) with the Securities and Exchange Commission (“SEC”). The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling shareholders named in the Prospectus (the “Selling Shareholders”), or their permitted transferees, of up to 26,207,557 common shares, without par value, of LG Studios (the “Common Shares”). We will not receive any proceeds from the sale of Common Shares by the Selling Shareholders pursuant to the Prospectus and this prospectus supplement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in LG Studios’ Current Report on Form 8-K filed with the SEC on June 7, 2024 (the “Form 8-K”). Accordingly, we have attached a copy of the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Common Shares are traded on the Nasdaq Capital Market under the symbol “LION.” On June 6, 2024, the last reported sale price of the Common Shares was $7.72 per share.

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying securities of LG Studios.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 7, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 3, 2024

Lionsgate Studios Corp.

(Exact name of registrant as specified in charter)

British Columbia, Canada

(State or Other Jurisdiction of Incorporation)

1-42102	N/A
(Commission File Number)	(IRS Employer Identification No.)

(Address of principal executive offices)

250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8
and
2700 Colorado Avenue
Santa Monica, California 90404

Registrant’s telephone number, including area code: (877) 848-3866

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value per share	LION	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 12, 2024, SEAC II Corp., a Cayman Islands exempted company and predecessor-in-interest to Lionsgate Studios Corp. (the “Company”), filed Amendment No 5. to a Registration Statement on Form S-4 (File No. 333-276414) with the Securities and Exchange Commission (the “Registration Statement”). Pursuant to Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K, the Summary Compensation Table and Pay Ratio Disclosure included in the Registration Statement noted that the Compensation Committee (the “Compensation Committee”) of the Board of Directors of Lions Gate Entertainment Corp. (“Lions Gate”) had not yet determined annual incentive bonuses for its 2024 fiscal year for the individuals who served as Lions Gate’s principal executive officer, principal financial officer, and three other most highly compensated executive officers for fiscal 2024 (the “Named Executive Officers”), and that Lions Gate would provide an updated Summary Compensation Table and Pay Ratio Disclosure following such determination.

On June 3, 2024, the Compensation Committee approved fiscal 2024 annual incentive bonuses for the Named Executive Officers. In accordance with Item 5.02(f) of Form 8-K, set forth below is an updated Summary Compensation Table and Pay Ratio Disclosure, which includes fiscal 2024 annual incentive bonuses and total compensation figures for Lions Gate’s fiscal year ended March 31, 2024.

Summary Compensation — Fiscals 2024, 2023 and 2022

Name and Principal Position(a)	Fiscal Year (b)	Salary ($) (c)	Bonus ($)(1) (d)	Stock Awards ($)(2) (e)		Option Awards ($)(2) (f)	Non-Equity Incentive Plan Compensation ($)(1) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
Jon Feltheimer	2024	$1,500,000	$11,000,000	$5,427,902		$0	$0	$0	$286,046	$18,213,948
Chief Executive	2023	$1,500,000	$10,000,000	$9,750,004	*	$0	$0	$0	$278,405	$21,528,409
Officer	2022	$1,500,000	$2,800,000	$1,000,003		$0	$0	$0	$285,409	$5,585,412
Michael Burns	2024	$1,000,000	$6,000,000	$1,749,999		$0	$0	$0	$86,643	$8,836,642
Vice Chair	2023	$1,000,000	$5,500,000	$3,500,005	*	$0	$0	$0	$98,975	$10,098,980
	2022	$1,000,000	$2,000,000	$1,344,000		$0	$0	$0	$62,289	$4,406,289
James W. Barge	2024	$1,166,667	$3,500,000	$3,033,711		$911,481	$0	$0	$15,236	$8,627,095
Chief Financial	2023	$1,000,000	$3,000,000	$5,965,724	*	$891,066	$0	$0	$14,285	$10,871,075
Officer	2022	$1,000,000	$800,000	$3,200,174		$1,437,120	$0	$0	$13,486	$6,450,780
Brian Goldsmith	2024	$1,250,000	$1,875,000	$3,019,557		$0	$0	$0	$14,122	$6,158,679
Chief Operating	2023	$1,125,000	$1,625,000	$3,648,468	*	$184,629	$0	$0	$18,802	$6,601,899
Officer	2022	$1,000,000	$375,000	$3,483,617		$568,463	$0	$0	$14,034	$5,441,114
Bruce Tobey	2024	$1,000,000	$1,250,000	$599,996		$0	$0	$0	$25,015	$2,875,011
Executive Vice	2023	$19,231	$0	$249,999		$0	$0	$0	$0	$269,230
President and
General Counsel

*

As explained in note (1) below, these amounts include the value of equity awards granted early in fiscal 2023 as a portion of the executive’s fiscal 2022 annual incentive bonus as follows: for Mr. Feltheimer, $7,200,002 in stock awards; for Mr. Burns, $3,500,005 in stock awards; for Mr. Barge, $3,199,998 in stock awards; and for Mr. Goldsmith, $900,003 in stock awards. Accordingly, the total amount in column (j) for fiscal 2023 is much greater than the total amount for fiscal 2022 as fiscal 2023 reflects both a substantial portion of the value of executive’s fiscal 2022 annual incentive bonus granted in equity in fiscal 2023 and the executive’s entire fiscal 2023 annual incentive bonus paid in cash in fiscal 2024.

(1)

In accordance with Securities and Exchange Commission (“SEC”) rules, any portion of a Named Executive Officer’s annual bonus that the Compensation Committee determined would be paid in the form of an equity award is reported in the Summary Compensation Table as compensation for the fiscal year in which the award was approved by the Compensation Committee (i.e., the year after the year in which the bonus was earned). For fiscal 2022, each Named Executive’s Officer’s bonus was awarded partly in cash and partly in the form of equity-based awards with a one-year vesting schedule. Accordingly, the cash portion of each bonus awarded for fiscal 2022 performance is reported in the “Bonus” column for fiscal 2022, and the grant date fair value of the equity awards granted to each executive as part of their fiscal 2022 bonus is reported as compensation for fiscal 2023. For fiscal 2023 and fiscal 2024, each Named Executive’s Officer’s bonus was awarded in cash.

(2)

The amounts reported in columns (e) and (f) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company’s financial statements. The fair value of an option award is estimated on the date of grant using a closed-form option valuation model (Black-Scholes). The applicable assumptions used in the Black-Scholes option-pricing model for option awards granted during fiscal 2024 were as follows: risk-free interest rate of 4.01%, expected option life of 3.3 years, expected volatility for options of 46% and expected dividend-yield of 0%. The fair value of a stock award is determined based on the market value of the stock award on the date of grant. Under SEC rules, the entire grant date value of these awards is reported as compensation for the Named Executive Officer for the fiscal year in which the award was granted. As described in the Compensation Discussion and Analysis above under Long-Term Incentive Awards, the Compensation Committee has approved certain grants of restricted share units to Messrs. Feltheimer, Barge and Goldsmith that would vest based on such company and/or individual performance criteria determined by the Compensation Committee in consultation with Mr. Feltheimer for each of the 12-month performance periods covered by these awards (with a tranche of each award being allocated to each of the performance periods for that award). The grant date for accounting purposes for each portion of the award occurs at the end of the applicable performance period when it is determined whether the performance criteria applicable to that portion of the award have been met. Under SEC rules, the value of equity awards is reported as compensation for the fiscal year in which the grant date (as determined for accounting purposes) occurs. Accordingly, to the extent the Compensation Committee determined during a particular fiscal year the performance level achieved for a particular performance period under the award, the portion of the award that relates to that performance period is reported as compensation for the fiscal year in which the determination was made.
(3)	The following table outlines the amounts included in All Other Compensation in column (i) of the Summary Compensation Table for the Named Executive Officers in fiscal 2024:

Name	401(k) Contribution	Term Life Insurance Premiums (a)	Severance/ Retirement	Automobile Allowance	Miscellaneous (b)	Disability Benefits	Total
Jon Feltheimer	$13,200	$835	$0	$0	$270,993	$1,018	$286,046
Michael Burns	$13,200	$1,566	$0	$13,332	$57,527	$1,018	$86,643
James W. Barge	$13,200	$1,018	$0	$0	$0	$1,018	$15,236
Brian Goldsmith	$11,538	$1,566	$0	$0	$0	$1,018	$14,122
Bruce Tobey	$22,431	$1,566	$0	$0	$0	$1,018	$25,015

(a)

The Company is not the beneficiary of the life insurance policies, and the premiums that the Company pays are taxable as income to the applicable officer. This insurance is not split-dollar life insurance.

(b)

For Mr. Feltheimer, the amount in this column for fiscal 2024 includes $45,201 in club membership dues, $25,200 in security service costs, and $200,592 in incremental costs for the personal use of the company-leased aircraft (net of approximately $45,750 reimbursed to the Company by Mr. Feltheimer). For Mr. Burns, the amount in this column for fiscal 2024 includes $57,527 in incremental costs for the personal use of the company-leased aircraft (net of approximately $19,950 reimbursed to the Company by Mr. Burns). Personal use of the aircraft is valued using an incremental cost method that takes into account variable cost per flight hour, as well as other direct operating costs to the Company, including fuel costs, crew fees and travel expenses, trip-related repairs and maintenance, landing fees, and other direct operating costs. Incremental costs do not include certain fixed costs that do not change based on usage (e.g., maintenance not related to personal trips, flight crew salaries, and depreciation).

Pay Ratio Disclosure

Pursuant to the Securities Exchange Act of 1934, as amended, Lions Gate and the Company are required to disclose the ratio of the total annual compensation of its Chief Executive Officer to the median of the total annual compensation of all of its employees (excluding its Chief Executive Officer). Based on SEC rules for this disclosure and applying the methodology described below, Lions Gate has determined that its Chief Executive Officer’s total compensation for fiscal 2024 was $18,213,948, and the median of the total compensation of all of its employees (excluding its Chief Executive Officer) for fiscal 2024 was $130,004. Accordingly, Lions Gate estimates the ratio of its Chief Executive Officer’s total compensation for fiscal 2024 to the median of the total compensation of all of its employees (excluding its Chief Executive Officer) for fiscal 2024 to be 140 to 1.

Lions Gate has selected March 31, 2024, which is a date within the last three months of fiscal 2024, as the date to be used to identify its median employee. To find the median of the annual total compensation of all Lions Gate’s employees (excluding its Chief Executive Officer), Lions Gate used the amount of each employee’s total cash compensation (i.e., base salary, wages, overtime and bonus) from its payroll records. In making this determination, Lions Gate did not annualize compensation for those employees who did not work for Lions Gate for the entire fiscal year. Lions Gate also did not make any cost-of-living adjustments in identifying the median employee. Lions Gate believes total cash compensation for all employees will be an appropriate measure because total cash compensation data is readily available, and Lions Gate considers this a reasonable measure of employees’ overall compensation.

As of March 31, 2024, Lions Gate had a total of 1,723 employees, of whom 1,383 were based in the U.S. and 340 were based outside of the U.S. In making the determination of the median employee, Lions Gate did not include 5 employees based in Australia, 3 employees based in China, 36 employees based in India, 2 employees based in Indonesia, 2 employees based in Luxembourg and 4 employees based in Spain, in accordance with SEC rules permitting exclusion of a de minimis number of non-U.S. employees (so that all U.S.-based employees and 288 employees based outside of the U.S. will be included in this determination).

This pay ratio is an estimate calculated in a manner consistent with SEC rules based on the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions. As such, the pay ratio reported by other companies may not be comparable to the pay ratio to be reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 7, 2024

LIONSGATE STUDIOS CORP.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer